FILE # 82-2877

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in th[redacted]e personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, Bank Act, Cooperative Credit Ass[redacted]st and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal P[redacted]ded, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be sto[redacted]VP-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Depa[redacted]isor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

02015103

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30/11/01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NA[ME AND ADDRESS OR CLIENT NUM]BER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. 626 STREET WEST PENDER ST. APT #707

CITY: VANCOUVER

PROV. B.C. POSTAL CODE: V6B 1V9

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☑ UNITED STATES
☐ NASDAQ
☑ SEC

PROCESSED FEB 25 2002 THOMSON FINANCIAL

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	4,040,628	10/12/01	10		80,000	.08		3,960,628	01	
"	3,960,628	10/12/01	30		50,000	.10		3,910,628	01	
"	3,910,628	10/12/01	20		25,000	.10		3,885,628	01	
"	3,885,628	10/12/01	20		35,000	.10		3,850,628	01	
"	3,850,628	11/12/01	10		40,000	.08		3,810,628	01	
"	3,810,628	11/12/01	10		15,000	.08		3,795,628	01	
"	3,795,628	12/12/01	10		10,000	.08		3,785,628	01	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: Bruce Costerd

DATE OF THE REPORT (DAY MONTH YEAR): 31/12/01

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 11B – 104 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE# 82-2877

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30 11 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. 626 STREET WEST PENDER ST. APT #707

CITY: VANCOUVER

PROV. B.C. POSTAL CODE V6B1V9

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☑ UNITED STATES
  - ☐ NASDAQ
  - ☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	3,785,628	13	12	01	11	200,000		.05		3,985,628	D	
"	3,985,628	13	12	01	10		150,000	.07		3,835,628	D	
"	3,835,628	18	12	01	10		68,000	.08		3,767,628	D	
"	3,767,628	31	12	01	10		5,000	.08		3,762,628	D	
OPTIONS	3,890,000									3,890,000	D	
WARRANTS	7,144,667	13	12	01	65	200,000		.10		7,344,667	D	

BOX 6. REMARKS

200,000 WARRANTS GRANTED DEC. 13/01, WITH AN EXPIRY OF 1 YEAR @$0.10

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 31 12 01

FIN 2036 Rev. 95 / 2 / 22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [5]

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30 11 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✓] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. 626 STREET: WEST PENDER ST. APT: #707

CITY: VANCOUVER

PROV. B.C. POSTAL CODE: V6B 1V9

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✓] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [✓] UNITED STATES
  - [ ] NASDAQ
  - [✓] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
RRSP	502,415									502,415	I	

BOX 6. REMARKS

ATTACHMENT [ ] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [ ] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 3 1 2 01